October 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gordon
Anne McConnell

Re:	Powerfleet, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
Response dated September 15, 2025
File No. 001-39080

Dear Mr. Gordon and Ms. McConnell:

Powerfleet, Inc. (the “Company”) acknowledges receipt of the letter of comment dated September 29, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with regard to the above-referenced matter. For the Staff’s convenience, each comment contained in the Comment Letter has been reproduced below in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Information, page 40

1.	We have reviewed your response to prior comment 2. We understand that Fleet Complete previously accounted for bundled hardware and service offerings as a single performance obligation and recognized revenue over time. We also understand that, following your acquisition of Fleet Complete, hardware is now a separate performance obligation that is satisfied at a point in time. Please more fully address the following:

●	Given the differences you noted between Canadian Accounting Standards for Private Enterprises and U.S. GAAP regarding revenue recognition, explain if and how you accounted for hardware deliveries made prior to the acquisition of Fleet Complete in your purchase price allocation and address how your valuation and accounting complied with U.S. GAAP;

●	Explain if and how you are accounting for hardware deliveries made prior to the acquisition of Fleet Complete in your historical financial statements and address how your accounting complies with U.S. GAAP;

●	Explain why you believe a non-GAAP adjustment that adds revenue meant to represent “the proportional invoice value of hardware deliveries originally shipped prior to October 1, 2024” is necessary and appropriate in calculating certain non- GAAP financial measures; and

●	We note your non-GAAP adjustment appears to result in an adjustment to revenue in the current period that should/would have been recognized under U.S. GAAP in a prior period. Explain why you believe this adjustment complies with Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Accounting for Pre-Acquisition Hardware Deliveries in Purchase Price Allocation

Under U.S. GAAP, consistent with ASC 606, hardware and subscription services are identified as separate performance obligations. Hardware revenue is recognized at a point in time when control of the hardware transfers to the customer, while revenue related to subscription services is recognized over time as the services are provided. Accordingly, under U.S. GAAP, hardware revenue is recognized when control is transferred to the customer, with a related contract asset, rather than deferring revenue over a period.

The Company accounted for hardware sales made by Fleet Complete prior to the acquisition date in the purchase price allocation under ASC 805. Specifically, hardware deliveries made by Fleet Complete prior to the acquisition date were included in the measurement of acquired contract assets. The value of these contract assets reflect the proportional amounts allocated to hardware based on relative stand-alone selling prices, reduced by the allocation of the corresponding proportionate amounts invoiced up until the acquisition date. In performing the purchase price allocation, the Company evaluated Fleet Complete’s customer contracts under ASC 606 to (i) identify performance obligations as of each contract’s inception date and (ii) recognize and measure the related contract assets for such acquired revenue contracts as if the Company had originated the contracts based on ASC 805-20-30-28.

After the acquisition date, the Company recognizes service revenue prospectively as the remaining service-related performance obligations are satisfied in accordance with ASC 606. After the acquisition date, as amounts become billable for hardware sales under the contract’s monthly billing schedule, the related contract asset is reclassified to accounts receivable and no hardware revenue related to such pre-acquisition hardware deliveries is recognized in the income statement.

Accounting for Pre-Acquisition Hardware Deliveries in Historical Financial Statements

The Company respectfully refers the Staff to Note 2[E] to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended March 31, 2025, which describes the Company’s significant accounting policy for revenue recognition, including the accounting treatment for hardware deliveries.

As disclosed in such policy, product sales are recognized at a point in time when title or control transfers to the customer, which generally occurs upon shipment or delivery, and when the related performance obligations have been satisfied. The Company exercises significant judgment to determine whether control of the hardware has transferred to the customer and whether the hardware is distinct from the related SaaS services. For arrangements in which the hardware is not distinct, the hardware and SaaS services are accounted for as a bundled performance obligation.

In the Company’s historical consolidated financial statements, the Company did not recognize revenue for hardware deliveries made by Fleet Complete prior to the acquisition date. This approach is consistent with ASC 805, which requires the acquirer to recognize the identifiable assets acquired and liabilities assumed at fair value as of the acquisition date, but does not permit the inclusion of the pre-acquisition revenues of the acquiree into the acquirer’s historical financial statements.

At the acquisition date, the Company recognized contract assets related to such hardware deliveries made prior to the acquisition of Fleet Complete in accordance with ASC 805-20-30-28. Following the acquisition of Fleet Complete, revenue is recognized prospectively as the remaining performance obligations are satisfied in accordance with ASC 606.

Non-GAAP Adjustment Related to Pre-Acquisition Hardware Deliveries

Upon further evaluation, the Company has determined that the non-GAAP adjustment previously applied to add amounts described as the “proportional invoice value of hardware deliveries originally shipped prior to October 1, 2024” is not necessary or appropriate in calculating certain non-GAAP financial measures. Accordingly, the Company will remove this adjustment from the Adjusted EBITDA calculations presented in its future filings commencing with its filings for the period ended September 30, 2025.

2

Going forward, the Company intends to provide the following in its MD&A disclosure:

“Cash flow from operating activities for the three and six months ended September 30, 2025, includes approximately $1,350 and $2,853, respectively ($0 and $0, respectively for the three and six months ended September 30, 2024) which represent recoveries, through customer billings, of the contract asset recognized at acquisition for hardware delivered by Fleet Complete prior to October 1, 2024. Under ASC 606, such hardware was identified as a separate performance obligation satisfied at the point of delivery, resulting in the recognition of a contract asset at the acquisition date for hardware delivered prior to the acquisition. This contract asset is being recovered post-acquisition through customer billings.”

Compliance of Non-GAAP Adjustment with Question 100.04 of the Compliance & Disclosure Interpretations (C&DIs”) on Non-GAAP Financial Measures

The Company respectfully acknowledges Question 100.04 of the C&DIs on Non-GAAP Financial Measures and the Staff’s guidance regarding adjustments that accelerate or defer revenue or otherwise modify GAAP recognition and measurement. After further review, the Company has concluded that the previously proposed adjustment is not appropriate and, accordingly, will no longer be included in the Company’s non-GAAP financial measures commencing with its filings for the quarter ended September 30, 2025.

If you should you have any questions regarding the Company’s responses set forth above, please contact me at (201) 996-9000 or dwilson@powerfleet.com.

Sincerely,

/s/ David Wilson
David Wilson
Chief Financial Officer

3